Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

December 31, 2018

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted December 3, 2018

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2018 regarding our Amendment to Draft Registration Statement on Form F-1 (the “Amendment No.2”) previously submitted on December 3, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No.3.

Please note that new language we are including in Amendment No.3 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business

Research and Development, page 54

1.	We refer to your revised disclosures in response to prior comment 7 regarding the development process for your new products. Please further expand your disclosure to discuss what comprises the assessments of the "general health benefits" of the products. Please also provide additional information regarding where each of the new products currently stands with respect to the development process.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Amendment No. 3.

Management

Duties of Directors, page 67

2.	We acknowledge your revised disclosures and response to prior comment 8. However, the exhibit index continues to list only one version of your Memorandum and Articles of Association. It appears that the versions of your Memorandum and Articles of Association will be different at the time of your registration statement's effectiveness, and soon thereafter. For example, we note your statement on page 72 that as of the date of the prospectus, your authorized share capital is US$50,000, and that upon filing of an amended and restated Memorandum and Articles of Association, the authorized share capital is expected to be US$500 million. The version you have currently filed as Exhibit 3.1 provides that the share capital is US$500 million. Accordingly, please file an additional exhibit for the current version of your Memorandum and Articles of Association, or advise. In addition, your revised disclosures on page 67 now conflict with your disclosures on page 83. Please reconcile your disclosures. Please also further update your other disclosures in your prospectus to ensure they are consistent with the articles you have filed as an exhibit (e.g., the provision relating to the percentage of shares required for members to call a meeting).

Response: In response to the Staff’s comment we have revised the disclosure on pages 67 and 83 of Amendment No. 3. We have also filed an additional exhibit for the current version of the Memorandum and Articles of Association.

Executive Compensation

Agreements with Named Executive Officers, page 69

3.	We note that in response to prior comment 9, you have deleted certain information regarding your officers' rights to terminate their employment agreements in certain circumstances, although these are provisions that remain in the employment agreements and are material terms. Please revise to disclose this information, but ensure that it corresponds to the agreement provision.

Response: In response to the Staff’s comment we have revised the disclosure on page 69 of Amendment No.3 to consistently disclose the material terms of the employment agreements. Please be advised that the deleted information regarding officers’ rights to terminate their employment agreements are provisions that never appeared in the actual employment agreements. As a result, we deleted such information for consistency purpose.

Taxation

United States Federal Income Taxation, page 90

4.	We acknowledge your revised disclosures in response to prior comment 11. As previously mentioned, please further revise this section to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence with respect to any disclosure serving as the opinion of Hunter Taubman.

Response: In response to the Staff’s comment we have revised the disclosure on page 90 of Amendment No. 3.

Financial Statements

Note 1 - Organization and Nature of Operations, page F-8

5.	With regard to your response to prior comment 12, tell us:

●	why Wang Xuezhu's parents do not appear as 5% shareholders on page 70 when together they owned 16.87% prior to the reorganization and if the reorganization only added holding companies. Explain to us why any shareholder's ownership changed in the reorganization if true.
●	why the "several new investors" owning 47.63% do not appear as 5% shareholders on page 70, and
●	how Wang Xuezhu's ownership went from 52.37% in May 2018 to 46.35% as stated in your response and then back to 52.37% as shown on page 70.

Response: We advise the Staff that the 16.87% owned by Wang Xuezhu’s parents refers to the shares of Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”) rather than the shares of Happiness Biotech Group Limited (“the Company”). Prior or after the reorganization, Wang Xuezhu’s parents did not own any share of the Company and therefore we did not put them as 5% shareholders of the Company on page 70.

As we mentioned in last response, the reorganization did not just add holding companies but also involved transfer of ownership. In May 2018, Happy Group Inc transferred 47.63% of its ownership of the Company to several new investors.

Although the several new investors collectively own 47.63% of the Company’s shares, as the date of this Prospectus, only Bian Chunlan, owns 16.21% ownership of the Company. Except Bian Chunlan, no other shareholders among the several new investors owns more than 5% ownership of the Company.

Please be advised that Wang Xuezhu’s ownership has never gone from 52.37% to 46.35%. In fact, 52.37% ownership refers only to his 52.37% indirect ownership of the Company through Happy Group Inc. 46.35% ownership mentioned in the previous response refers only to Wang Xuezhu’s ownership of Fujian Happiness rather than the Company.

To further clarify, we hereby provide the below charts to illustrate the change of Mr. Wang Xuezhu’s ownership during the reorganization process.

Details of the reorganization are listed as following:

1) In February 2018 and March 2018, Happiness Biotech Group Limited and Happiness Biology Technology Group Limited were established. Immediately after the Company’s incorporation in 2018, Mr. Wang Xuezhu held 100% indirect ownership of the Company through Happy Group Inc.

2) In May 2018, Happy Group Inc. transferred 47.63% of its ownership of the Company to several new investors of the Company. In June 2018, Happiness (Nanping) Biotech Co., Ltd., which is a wholly owned foreign company by Happiness Biology Technology Group Limited, was established in Nanping.

3) In August 2018, shareholders of Fujian Happiness, including Mr. Wang Xuezhu and his parents, transferred their ownership to Happiness (Nanping) Biotech Co., Ltd. Note at this step, Mr. Wang Xuezhu’s indirect ownership of the Company did not change.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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